SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MAGNUM D'OR RESOURCES, INC.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

55970P 10 4

(CUSIP Number)

Joseph J. Glusic
1326 S.E. 17th Street, #513
Ft. Lauderdale, FL 33316
 (305) 240-6563

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2009

(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP NO. 55970P 10 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph J. Glusic
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
7	SOLE VOTING POWER

Series B Convertible Preferred Stock – 5,000,000 shares
NUMBER OF	Common Stock – 3,805,601 shares
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
100%
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

Series B Convertible Preferred Stock – 5,000,000 shares
Common Stock – 3,805,601 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Series B Preferred Stock – 17%
Common Stock – 5.25%
14	TYPE OF REPORTING PERSON*

Individual

Item 1. Security and Issuer.

This Statement on Schedule 13D ("Schedule 13D") is being filed with respect to the Common Stock and the Series B Convertible Preferred Stock of Magnum D'Or Resources, Inc., a Nevada corporation (the "Company").  The Company's principal executive office is located at 1326 S.E. 17th Street, #513, Ft. Lauderdale, FL 33316.

Item 2. Identity and Background.

(a) This statement is being filed by Joseph J. Glusic (the "Reporting Person") with respect to shares directly owned by him.

(b) The business address of Joseph J. Glusic is 1326 S.E. 17th Street, #513, Ft. Lauderdale, FL 33316.

(c) Mr. Glusic is currently the Chief Executive Officer of Magnum D’OR Resources, Inc.

(d) Mr. Glusic has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Glusic has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On August 28, 2009. Mr. Glusic was issued 5,000,000 shares of the Company's Series B Convertible Preferred Stock as partial consideration for services rendered to the Company.

Item 4. Purpose of Transaction.

Mr. Glusic acquired the Series B Convertible Preferred Shares for investment purposes only.

The Reporting Person has and may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law. Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of this Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider his position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) As of the close of business on February 3, 2010, the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 5,000,000 shares of the Company’s Series B Convertible Preferred Stock, representing 17% of the issued and outstanding shares of Series B Convertible Preferred Stock.  In addition, the Reporting Person beneficially owns 3,805,601 shares of the Company’s Common Stock, representing 5.25% of the Company’s issued and outstanding shares of Common Stock.

(b) The Reporting Person has the sole power to vote or dispose of, or to direct the vote or disposition of, all of the Series B Convertible Preferred Stock and the Common Stock which he currently beneficially owns.

(c) The Reporting Person has not engaged in any other transactions involving the shares of Common Stock or the shares of Series B Convertible Preferred Stock during the 60 day period prior to and including February 3, 2010.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person named in Item 2 of this statement and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2010	/s/ Joseph J. Glusic
Joseph J. Glusic